UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 05, 2024

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                      ☐ Form 40-F

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 05, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: April 05, 2024	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer